CONSENT OF SIMON HITCHMAN

The undersigned hereby consents to the inclusion of information related to the mineral properties of Kirkland Lake Gold Ltd. (the “Company”) included in or incorporated by reference into the Registration Statement on Form 40-F (the “Form 40-F”) being filed by the Company with the United States Securities and Exchange Commission, and any amendments thereto, related to the following documents:

(a)	the Annual Information Form of the Company dated March 30, 2017,
(b)	the Management Discussion and Analysis of the Company for the period ended September 30, 2016,
(c)	the News Release of the Company dated March 28, 2017,
(d)	the News Release of the Company dated December 12, 2016,
(e)	the News Release of the Company dated November 3, 2016,
(f)	the News Release of the Company dated October 31, 2016,
(g)	the News Release of the Company dated October 13, 2016,
(h)	the News Release of the Company dated March 21, 2016, and
(i)	the Material Change Report of the Company dated March 21, 2016 (collectively, the “Exhibits”).

The undersigned further consents to the reference of the undersigned’s name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ Simon Hitchman
Name: Simon Hitchman, FAusIMM (CP), MAIG
Title: Principal Geologist, Kirkland Lake Gold Ltd. (TSX:KL)
McCormicks Road, Fosterville, Vic, 3557

Date: August 4, 2017